UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: January 10, 2023	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS DECEMBER 2022 AND 4Q22 REVENUE

Hsinchu, Taiwan, January 10, 2023 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of December 2022 and for the fourth quarter ended December 31, 2022. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.73 to US$1.00 as of December 30, 2022.

Revenue for the fourth quarter of 2022 was NT$4,686.2 million or US$152.5 million, representing a decrease of 10.8% from the third quarter of 2022, and a decrease of 31.0% from the fourth quarter of 2021.

Revenue for the month of December 2022 was NT$1,553.8 million or US$50.6 million, representing a decrease of 0.3% from November 2022, and a decrease of 31.4% from December 2021.

The Company noted that the December period results reflect broader market declines and inventory adjustments at customers in response to end market demand levels. The Company previously took actions to mitigate the impact through reduced CapEx spending, utilization sustainability initiatives, increased factory automation and operating expense reductions, as it continues to provide the high level of customer support customers rely on ChipMOS for.

Consolidated Monthly Revenues (Unaudited)
	December 2022	November 2022	December 2021	MoM Change	YoY Change
Revenues (NT$ million)	1,553.8	1,558.3	2,265.5	-0.3%	-31.4%
Revenues (US$ million)	50.6	50.7	73.7	-0.3%	-31.4%

Consolidated Quarterly Revenues (Unaudited)
	Fourth Quarter 2022	Third Quarter 2022	Fourth Quarter 2021	QoQ Change	YoY Change
Revenues (NT$ million)	4,686.2	5,254.0	6,791.4	-10.8%	-31.0%
Revenues (US$ million)	152.5	171.0	221.0	-10.8%	-31.0%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements:

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.